As filed with the Securities and Exchange Commission on June 1, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	iShares MSCI Russia Capped Index Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):	400 Howard Street, San Francisco, CA 94105

Telephone Number (including area code):	1-415-597-2000

Name and Address of Agent for Service of Process:	c/o The Corporation Trust Company, 300 E. Lombard Street Baltimore, MD 21202

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES /X/
NO /   /

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of San Francisco and state of California on the 1 st  day of June, 2010.

           Signature:                      iShares MSCI Russia Capped Index Fund, Inc.
[Seal]
           By: /s/ Eilleen M. Clavere
Eilleen M. Clavere
Secretary

Attest:   /s/ Jack Gee
                 (Name)

Treasurer and Chief Financial Officer
     (Title)